SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2015

Commission File Number: 001-36581

Vascular Biogenics Ltd.

(Translation of registrant’s name into English)

6 Jonathan Netanyahu St.

Or Yehuda

Israel 60376

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Entry into a Material Definitive Agreement.

Offering of Ordinary Shares and Warrants

On November 3, 2015, Vascular Biogenics Ltd. (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Piper Jaffray & Co., as representative of the several underwriters, related to the underwritten offering (the “Offering”) of an aggregate of 2,500,000 ordinary shares, NIS 0.01 nominal value (the “Ordinary Shares”), together with accompanying warrants to purchase an aggregate of 1,250,000 Ordinary Shares (the “Warrants”).

The Ordinary Shares and Warrants are being sold in combination, with one Warrant for each Ordinary Share sold, representing the right to purchase 0.50 of an Ordinary Share. The combined purchase price for each Ordinary Share and accompanying Warrant is $6.00. The combined purchase price to be paid by the underwriters to the Company for each Ordinary Share and accompanying Warrant is $5.64. The closing of the Offering is expected to take place on November 6, 2015, subject to the satisfaction of customary closing conditions. The Company estimates that the net proceeds from the sale of the Ordinary Shares and accompanying Warrants, excluding the proceeds, if any, from the exercise of the Warrants issued in the Offering, will be approximately $13.6 million after deducting the underwriting discount and estimated offering expenses payable by the Company.

The Warrants may be exercised at any time after May 6, 2016 until May 6, 2021. The initial exercise price for the Warrants will be $7.50 per whole Ordinary Share subject to adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting the Ordinary Shares.

The Ordinary Shares and Warrants are being offered and sold pursuant to the Company’s shelf registration statement on Form F-3 (Registration No. 333-207250) (the “Registration Statement”) registering an aggregate of $100 million of designated securities of the Company. The Registration Statement was declared effective by the Securities and Exchange Commission (the “SEC”) on October 19, 2015. In connection with this Offering, the Company has filed with the SEC a prospectus supplement pursuant to Rule 424(b) under the Securities Act of 1933, as amended.

The Underwriting Agreement contains customary representations, warranties and covenants by the Company, customary conditions to closing, indemnification obligations of the Company and the Underwriters, including for liabilities under the Securities Act of 1933, as amended, other obligations of the parties and termination provisions. The representations, warranties and covenants contained in the Underwriting Agreement were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed upon by the contracting parties.

On November 4, 2015, the Company entered into a Warrant Agent Agreement (the “Warrant Agent Agreement”) with American Stock Transfer & Trust Company, LLC (the “Transfer Agent”), pursuant to which the Company engaged the Transfer Agent to act as registrar and transfer agent for the Warrants. The terms and conditions of the Warrants is set forth in the Warrant Agent Agreement and the form of Warrant is attached thereto. The Warrants initially will be issued in the form of a global warrant held in book-entry form. The Warrants initially will be represented by one or more permanent global certificates in fully registered form and will be deposited with a custodian for, and registered in the name of, a nominee of The Depository Trust Company, New York, New York (“DTC”), as depository. Owners of beneficial interests in the Warrants represented by the global warrant will hold their interests pursuant to the procedures and practices of DTC and must exercise any rights in respect of their interests in accordance with the procedures and practices of DTC. As a result, beneficial interests in any such securities will be shown on, and transfers will be effected only through, records maintained by DTC and its direct and indirect participants and any such interest may not be exchanged for certificated securities, except in limited circumstances. Beneficial owners will not be holders and will not be entitled to any rights provided to the holders of the Warrants under the global warrant. The Company and any of its agents may treat DTC as the sole holder and registered owner of the global warrant. Subject to limited exceptions, a holder of the Warrants will not have the right to exercise any portion of such securities if the holder, together with its affiliates, would beneficially own in excess of 4.99% of the number of the Company’s Ordinary Shares outstanding immediately after the exercise. The Warrant holder is entitled, by giving notice to the Company, to increase the limit up to 9.99%. The exercise price of the Warrants will be subject to adjustment in the event of stock splits, stock dividends, combinations, rights offerings and similar events affecting the Ordinary Shares.

In addition, in the event of any fundamental transaction, as described in the Warrants and generally including any merger with or into another entity, sale of all or substantially all of the Company’s assets, tender offer or exchange offer, or reclassification of the Ordinary Shares, then upon any subsequent exercise of a Warrant the holder shall have the right to receive as alternative consideration, for each Ordinary Share that would have been issuable upon such exercise immediately prior to the occurrence of such fundamental transaction, the number of Ordinary Shares, common stock or other equity securities of the successor or acquiring corporation, if it is the surviving corporation, and any additional consideration receivable upon or as a result of such transaction by a holder of the number of Ordinary Shares for which the warrant is exercisable immediately prior to such event. In addition, in the event of a fundamental transaction other than one in which we remain or the successor to our company is a publicly traded company and assumes the warrant such that the warrant will be exercisable for publicly traded securities, then we or the successor entity shall pay at the holder’s option, exercisable at any time within 30 days after the consummation of the fundamental transaction, an amount of cash equal to the value of the warrant as determined in accordance with the Black Scholes option pricing model.

The holders must surrender payment in cash of the aggregate exercise price of the shares being acquired upon exercise of the Warrants. If, however, the Company is unable to offer and sell the shares underlying the Warrants pursuant to the prospectus under which the Company issued and sold the Warrants due to the ineffectiveness of the registration statement of which that prospectus is a part or the date of exercise is more than two years since the date of issuance, then the Warrants may be exercised on a “net” or “cashless” basis. No fractional Ordinary Shares will be issued in connection with the exercise of a Warrant. In lieu of fractional shares, the Company will pay the holder an amount in cash equal to the fractional amount multiplied by the exercise price.

A copy of the legal opinion of Horn & Co., the Company’s Israeli counsel, relating to the validity of the Ordinary Shares and the enforceability of the Warrants with respect to Israeli law is filed as Exhibit 5.1 to this Report on Form 6-K and a copy of the legal opinion of Goodwin Procter LLP, the Company’s U.S. counsel, relating to the enforceability of the Warrants with respect to U.S. law is filed as Exhibit 5.2 to this Report on Form 6-K, both of which are filed with reference to, and are hereby incorporated by reference into, the Registration Statement.

The foregoing summaries of the terms of the Underwriting Agreement, the Warrant Agent Agreement and the form of Warrant are subject to, and qualified in their entirety by such documents attached herewith as Exhibits 1.1, 4.1 and 4.2, respectively, to this Report on Form 6-K and are incorporated by reference herein.

Forward-Looking Statements

Statements in this report that are not strictly historical in nature constitute “forward-looking statements.” Such statements include, but are not limited to the Company’s issuance of securities, the amount of net proceeds from the Offering and the closing of the Offering. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause actual results to be materially different from any results expressed or implied by such forward-looking statements. For example, there are risks associated with the underwriters fulfilling their obligations to purchase the securities and the Company’s ability to satisfy its conditions to close the Offering. Risk factors that may cause actual results to differ are discussed in the Company’s SEC filings, including its annual report on Form 20-F for the year ended December 31, 2014. All forward-looking statements are qualified in their entirety by this cautionary statement. The Company is providing this information as of this date and does not undertake any obligation to update any forward-looking statements contained in this report as a result of new information, future events or otherwise.

Other Events.

On November 3, 2015, the Company issued a press release announcing that it had priced the Offering. A copy of this press release is filed as Exhibit 99.1 hereto.

Exhibits.

Exhibit No.	Description

1.1	Underwriting Agreement, dated November 3, 2015, by and between the Company and Piper Jaffray & Co.

4.1	Warrant Agent Agreement dated November 4, 2015, by and between the Company and American Stock Transfer & Trust Company, LLC.

4.2	Form of Warrant.

5.1	Opinion of Horn & Co., Israeli counsel to the Company.

5.2	Opinion of Goodwin Procter LLP., U.S. counsel to the Company.

23.1	Consent of Horn & Co. (included in Exhibit 5.1).

23.2	Consent of Goodwin Procter LLP (included in Exhibit 5.2).

99.1	Press release of Vascular Biogenics Ltd., dated November 3, 2015, titled “Vascular Biogenics Ltd. Announces Pricing of $15 Million Underwritten Offering of Ordinary Shares and Warrants.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VASCULAR BIOGENICS LTD.

Date: November 5, 2015	By:	/s/ Dror Harats
		Name:	Dror Harats
		Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

1.1	Underwriting Agreement, dated November 3, 2015, by and between the Company and Piper Jaffray & Co.

4.1	Warrant Agent Agreement, dated November 4, 2015, by and between the Company and American Stock Transfer & Trust Company, LLC.

4.2	Form of Warrant.

5.1	Opinion of Horn & Co., Israeli counsel to the Company.

5.2	Opinion of Goodwin Procter LLP., U.S. counsel to the Company.

23.1	Consent of Horn & Co. (included in Exhibit 5.1).

23.2	Consent of Goodwin Procter LLP (included in Exhibit 5.2).

99.1	Press release of Vascular Biogenics Ltd., dated November 3, 2015, titled “Vascular Biogenics Ltd. Announces Pricing of $15 Million Underwritten Offering of Ordinary Shares and Warrants.”